                                                                    Exhibit 12-B

                        Delmarva Power & Light Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)
                            ----------------------

                                  1994     1993      1992    1991     1990
                                -------- --------  -------  -------  -------
Net income (1)                  $108,310 $111,076  $98,526  $80,506  $37,311
                                -------- --------  -------  -------  -------

Income taxes (1)                  67,613   67,102   54,834   43,249   24,556
                                -------- --------  -------  -------  -------
Fixed charges:
  Interest on
    long-term debt including
    amortization of discount,
    premium and expense           61,128   62,651   66,976   68,133   63,709
  Other interest                   9,336    9,245    8,449   10,192    8,618
                                -------- --------  -------  -------  -------
    Total fixed charges           70,464   71,896   75,425   78,325   72,327
                                 -------  -------  -------  -------  -------

Equity in net loss of less-than-
  fifty-percent-owned invest-
  ments accounted for under the
  equity method                        0        0        0        0   12,772

Nonutility capitalized interest     (256)    (246)    (231)    (143)    (373)
                                -------- --------  -------  -------  -------
Earnings before income taxes
  and fixed charges             $246,131 $249,828 $228,554 $201,937 $146,593
                                ======== ======== ======== ======== ========

Fixed Charges                   $ 70,464 $ 71,896 $ 75,425 $ 78,325 $ 72,327

Preferred dividend requirements   15,948   14,803   15,785   11,672   14,406
                                -------- --------  -------  -------  -------
                                 $86,412  $86,699  $91,210  $89,997  $86,733
                                ======== ========  =======  =======  =======

Ratio of earnings to fixed
  charges and preferred
  dividends                         2.85     2.88     2.51     2.24     1.69


For purposes of computing the ratio, earnings are net income plus income taxes, fixed charges, and equity in the net loss of less-than-fifty-percent-owned investments which are accounted for under the equity method, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.

(1)Net income and income taxes related to the cumulative effect of a change in accounting for unbilled revenues recorded in 1991 are excluded from the computation of this ratio.